UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDUKLE 13D

Under the Securities Exchange Act of 1934

2-TRACK GLOBAL, INC.

(Name of Issuer)

Common Stock with a par value of $0.001

(Title of Class of Securities)

90212C 10 8

(CUSIP Number)

Copies to:
Cotta, Duncan & Dole
c/o Roger Linn
2261 Lava Ridge Court
Roseville, CA 95661

(916) 780-9009

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

November 20, 2007

(Date of Event which Requires Filling of this Statement)

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SCHEDULE 13D

CUSIP No.		90212C 10 8
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nolboo & Co.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] N/A (b) [ ] N/A
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ] n/a
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Nolboo & Co. is a company incorporated pursuant to the laws of the Republic of Korea
NUMBER OF	7.	SOLE VOTING POWER 12,485,580 common shares
SHARES	8.	SHARED VOTING POWER n/a
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER n/a
OWNED BY	10.	SHARED DISPOSITIVE POWER n/a
EACH
REPORTING
PERSON
WITH
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,485,580 common shares
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.69% based on 43,526,030 common shares issued and outstanding as of November 19, 2007
14.		TYPE OF REPORTING PERSON (See Instructions) CO
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ITEM 1.    Security and Issuer

This Statement relates to common shares with a par value of $0.001 of 2-Track Global, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 35 Argo House, Kilburn Road, London, UK

ITEM 2.    Identity and Background

(a)    Nolboo & Co.

(b)    501, Jinmi Paragon, 13 Yeouido-dong, Yeoungdeungpo-gu, Seoul, 150-870, Korea

(c)   Nolboo & Co. is IT consulting company specialized in Software development and hardware sourcing. In the software area, Nolboo has specialty in dealing with GSM and SAT comm. In the hardware area, Nolboo is specialized in RFID system sourcing and development. Ok Ja Jung is the president of Nolboo & Co.

(d)   Nolboo & Co. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)   Nolboo & Co. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Nolboo & Co. is a company incorporated pursuant to the laws of the Republic of Korea

ITEM 3.    Source and Amount of Funds or Other Considerations

On November 20, 2007, the Issuer entered into a Debt Settlement and Subscription Agreement with Nolboo & Co. to settle the outstanding accounts payable as of September 30, 2007. Nolboo & Co. agreed , to convert $624,279 worth of accounts receivable into 12,485,580 of the issuer's restricted common stock.

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ITEM 4.    Purpose of Transaction

The purpose of the transaction described above was for the partial payment of accounts payable.

Depending on market conditions and other factors, Nolboo & Co. may acquire additional shares of the Issuer's common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Nolboo & Co. also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Nolboo & Co. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.    Interest in Securities of the Issuer

(a)    As of November 19, 2007, Nolboo & Co., did not own any shares of the issuer.

(b)    Nolboo & Co has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 12,485,580 shares of common stock of the Issuer.

(c)   Other than as described in Item 3 above, Nolboo & Co. has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)   N/A

(e)   N/A

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

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ITEM 7.    Material to Be filed as exhibits

    10.6     Debt Settlement and Subscription Agreement with Nolboo & Co. (incorporated by reference from the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 29, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  November 29, 2007

 Dated

Nolboo & Co.

  /s/ Ok Ja Jung

 Signature

  President : Ok Ja Jung

 Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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